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                 April 16, 2024

       Patrick Goepel
       Chief Executive Officer
       ASURE SOFTWARE, INC.
       405 Colorado Street, Suite 1800
       Austin, Texas 78701

                                                        Re: ASURE SOFTWARE,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2024
                                                            File No. 333-278590

       Dear Patrick Goepel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Katheryn Gettman